Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Bank of Botetourt (“the Bank”) is a wholly-owned subsidiary of the registrant, Botetourt Bankshares, Inc. Buchanan Service Corporation is a wholly-owned subsidiary of the Bank. Each of the above entities was incorporated in Virginia.